                  News

FOR IMMEDIATE RELEASE
BMO Financial Group Increases Dividend
TORONTO, March 1, 2006 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of 53 cents a share on paid-up common shares of Bank of Montreal for the second quarter of fiscal year 2006, up 4 cents from the previous quarter.
The dividend on the common shares is payable May 30, 2006 to shareholders of record on May 5, 2006.
For the current quarter, the board also declared a dividend of 30.00 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 6, and a dividend of US37.1875 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 10.
The dividends on the preferred shares are payable May 25, 2006 to shareholders of record on May 5, 2006.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Krista White, Toronto, krista.white@bmo.com, (416) 867-7019
Internet: www.bmo.com